Exhibit 99.1

LightInTheBox Holding Co., Ltd. Announces Management Changes

BEIJING, China-June 17, 2014—LightInTheBox Holding Co., Ltd.(NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that its President, Mark Stabingas, has decided to leave the Company for personal reasons, effective June 20, 2014.  Senior Vice President, Quinten Shay, has also decided to leave the Company for personal reasons, and he will continue working for the Company until the end of 2014.

“LightInTheBox is committed to building a respectful China originated global enterprise, and we are confident that we will continue to realize such a global vision. Our overseas offices will remain an integral part of our business, and will play a vital role in executing our global expansion plans. Since our IPO last year we have worked aggressively to recruit and develop a talented management team with both strong global experience and local cultural background, who will assume the duties and responsibilities of Mark and Q collectively, to continue implementing our globalization strategy. And we thank Mark and Q for their contributions,” commented Alan Guo, Chairman and CEO of LightInTheBox.

“We reaffirm our second quarter revenue guidance of 16%-19% growth year-over-year, as well as other general business outlook provided in our last earning call and we expect our Company to continue benefit from a concrete global e-Commerce development plan and strong managerial team,” said Robin Lu, CFO of LightInTheBox.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

LightInTheBox Holding Co., Ltd.
Margaret Shi, Investor Relations
Tel: +86(10) 5692 0099 ext 8124
Email:ir@lightinthebox.com

OR

ICR, Inc.
Bill Zima
Tel: +1 (646) 405-4933
Email:bill.zima@icrinc.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SOURCE LightInTheBox Holding Co., Ltd.